Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "MMR INFORMATION
SYSTEMS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JULY,
A.D. 2009, AT 8:16 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W Bullock, Secretary of State

3163460   8100

090687769

AUTHENTICATION: 7412305

DATE: 07-10-09

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:22 AM 07/10/2009
FILED 08:16 AM 07/10/2009
SRV 090687769 – 3163460 FILE

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
MMR INFORMATION SYSTEMS, INC.

MMR Information Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the *"Corporation"*), hereby certifies that:

FIRST: The name of the Corporation is MMR Information Systems, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is January 21, 2000.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

> Section A of Article IV shall be amended and restated to read in its entirety as follows:

> The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." the total number of shares of all classes of capital stock which the Company shall have authority to issue is 655,000,000, of which 650,000,000 shares shall be Common Stock, having a par value of $0.001 per share (the *"Common Stock"*), and 5,000,000 shares shall be Preferred Stock, having a par value of $0.001 (the *"Preferred Stock"*).

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MMR Information Systems, Inc. has caused this Certificate of Amendment to be signed by its Chairman, Chief Executive Officer and President this 10 ᵗʰ day of July , 2009.


MMR INFORMATION SYSTEMS, INC.

By:
_____
Robert H. Lorsch
Chairman, President and Chief Executive
Officer
